August 23, 2011	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com
Via EDGAR and Federal Express

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed July 26, 2011
File No. 333-174887

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated August 8, 2011 (the “Comment Letter”) with respect to Amendment No. 1 to Registration Statement on Form S-1, SEC File No. 333-174887, filed by the Company on July 26, 2011 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find three copies of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) that are marked to indicate changes from the Registration Statement filed on July 26, 2011.

Cover Page

1.	Please clarify in the title of the securities throughout the registration statement that these debentures are renewable.

RESPONSE:  We have revised the title of the securities throughout Amendment No. 2 to clarify that these debentures are renewable.

The Offering, page 7

2.
We have reviewed your response to prior comments 13 and 48.  Pursuant to Rule 415(a)(2), an offering that is conducted on a immediate and continuous basis pursuant to Rule 415(a)(1)(ix) may only register an amount which, at the time the registration statement becomes effective, is reasonably expected to be offered and sold within two years from the initial effective date of registration. Please revise your registration fee table to reduce the offering to an amount that is reasonably expected to be offered and sold within two years or confirm that you believe that you will be able to offer and sell these securities in two years.

Mr. Jeffrey Riedler
August 23, 2011

RESPONSE:  We confirm that we believe we will be able to offer and sell a principal amount of $250,000,000 of securities, as listed in the registration fee table and throughout the Registration Statement, within two years after the effective date of the Registration Statement.  Therefore, no revisions to the registration fee table are necessary.

3.
Since many of the debentures you intend to offer have expirations that will occur after two years of the effectiveness of this registration statement, please revise your disclosure here and in “Description of the Debentures” to clarify that your issuance of any new debentures after the offering of your securities that you expect to sell in two years will necessitate the filing of a new registration statement.

RESPONSE:  As set forth in our response to Comment 2, we believe we will be able to offer and sell a principal amount of $250,000,000 of securities within two years after the effective date of the Registration Statement.  At any time we have determined that we may sell in excess of a principal amount of $250,000,000 of securities (inclusive of renewals), we will be required to file a new registration statement in order to register the securities sold in excess of a principal amount of $250,000,000.  We have revised the Registration Statement to provide this clarification.  See pages 9 and 74 of Amendment No. 2.

Risk Factors

“We rely on estimated rates of mortality for the actuarial assumptions we use when valuing life insurance policies…”, page 20

4.
In response to prior comment 19, you disclose that using the “probabilistic method,” you have in fact experienced less cashflow than originally projected and greater than expected premium payments for your portfolio.  Please disclose the cashflow that was projected and the actual cashflow received as well as the amount of premium payments that exceeded your original projections. Please also clarify whether you have revised your modeling method for projecting cash flows and if so, when and the reasons for the revisions.

RESPONSE:  We have revised the subject disclosure to include the projected cashflows and the cashflows actually received.  We do not plan to revise our modeling method unless leading actuarial firms no longer consider it to be the most appropriate method for projecting cashflows from a portfolio of life insurance policies.  See page 21 of Amendment No. 2.

“We may not be able to raise all of the capital that we are seeking in this offering…”, page 21

5.
We are re-issuing prior comment 20, please expand your disclosure here, in your “Prospectus Summary” and under “Use of Proceeds” to disclose the minimum amount of that you need to sell in this offering to support your overall business objectives.

RESPONSE:   Our overall business objective is to produce a larger and more statistically diverse portfolio that is more likely to meet our actuarial cash flow projections.  If we are unable to complete this offering for any reason, and the holders of our subsidiary secured notes do not renew those notes with the frequency we have historically experienced, and we do not find alternative sources of capital, we may be forced to sell our investments in life insurance policies to service our debt-related obligations.  We have revised the risk factor to clarify our business objective and risks.  See page 21 of Amendment No. 2.

Mr. Jeffrey Riedler
August 23, 2011
Page
3

6.
We note that you revised your disclosure here and on page 37 to disclose that if you are unable to continue the offering for any reason, and you are unable to obtain capital from other sources, you expect that your business would be materially and adversely affected if holders of your subsidiary secured notes were to fail to renew those notes with the frequency you have historically experienced.  We note that you disclose on page 38 that you will be required to make payments of approximately $10.2 million and $13.7 million in 2011 and 2012, respectively, in order to cover the payments of premiums and servicing costs.  In light of the payments described above and your $237,972 in cash and cash equivalents as of March 31, 2011, please revise your disclosure here and on page 37 to disclose how you intend to make those payments.  In addition, please provide us with your analysis that your business would not be materially and adversely affected if you do not conduct this offering and find alternative sources of capital, assuming that holders of your subsidiary secured notes do, in fact, renew those notes with the frequency you have historically experienced.

RESPONSE:  First, we have revised the subject disclosure to describe our plans for meeting our payment obligations.  See pages 21 and 36-37 of Amendment No. 2.  Second, assuming that holders of our subsidiary secured notes renew those notes with the frequency we have historically experienced, we do not believe that our business would be materially and adversely affected if we do not conduct this offering and find alternative sources of capital.  In support of this conclusion, I am attaching as “Exhibit A” the five-year financial projections of the Company, as of 3/31/2011 and 6/30/2011, incorporating the Company’s portfolio of life insurance policies, forecasted actuarial mortality revenues, net capital position, use of the revolving line of credit, and the historical renewal experience of subsidiary secured notes.  In this analysis, the Company has reduced its operating business expenses to $525,000 per annum to reflect the operational levels necessary to service the portfolio, revolving line of credit, and subsidiary secured notes.  Please note that the Company is requesting confidential treatment for the contents of Exhibit A pursuant to a separate letter.

“Subordination provisions contained in the indenture…”, page 22

7.
In response to prior comment 22, you state that indenture will be in compliance with Section 316(b) of the Trust Indenture Act because the indenture will include a provision to the effect that each holder of a debenture, by accepting such security, agrees to the subordination and standstill provisions contained in the indenture and the subscription agreement will expressly provide for this consent.  In addition, you state that the restrictions on assertion of rights by the trustee under the subordination provisions of the indenture will not violate Section 317(a) of the Trust Indenture Act because the only restriction is the contractual subordination provisions described above.  Please provide us with a detailed analysis, including citations to guidance and/or case law that support your conclusion that it does not conflict with Section 316(b) of the Trust Indenture Act to seek the consent of a holder pursuant to this section prior to the issuance of the indenture and that the restriction does not conflict with Section 317(a) of the Trust Indenture Act.

Mr. Jeffrey Riedler
August 23, 2011
Page
4

RESPONSE:  We maintain our position that the subordination and standstill provisions in the indenture will be consistent with the Trust Indenture Act (the “TIA”).

Under Section 316(b) of the TIA, a holder’s legal right to payment of principal and interest on account of their notes, and the related right to institute suit for the enforcement of such payment, may not be impaired without the consent of such holder.  In this case, by purchasing and accepting the securities, the holders of debentures have consented to a restriction on both rights. The circumstances which trigger the subordination features and the effect of the subordination on the rights of holders are clearly set forth in this indenture.  Holders are on notice of such provisions and have accepted the security on such basis, as permitted by the TIA.

The subordination provisions of the indenture will not hinder a holder’s absolute right to payment of principal and interest.  After the occurrence of a Senior Debt Default, the parties have contractually agreed that the subordinated holders of debentures will not collect on account of their debt until the senior debtholders have been paid in full.  Importantly, however, the subordination provisions of this indenture do not modify, in any way, the obligation of the Company to pay principal or interest on account of the debentures.  Although all of the holders have agreed to restrict their collection activities for a 180-day period after the occurrence of a Senior Debt Default, the outstanding amount of principal is not reduced and the accrual of interest on the Debentures is not affected.  Thus, the legal entitlement of holders and the legal obligation of the Company, both of which are evidenced by the debentures, are not reduced or impaired in any way.

The legislative intent behind Section 316(b) of the TIA was to prohibit a majority bondholder group, especially a group dominated by insiders, from changing the terms and conditions of bonds (i.e., principal and interest) to the detriment of minority holders.  The subordination provisions comport with this legislative intent because enforcement of a subordination clause does not treat any holders of subordinated debt differently from each other and because all holders have consented to this treatment before purchasing their debentures.

We believe that UPIC & Co. v. Kinder-Care Learning Centers, Inc., 793 F. Supp 448 (S.D.N.Y. 1992) (“UPIC”) provides helpful guidance on the rights of holders to payment of principal and interest where an indenture contained subordination provisions.  In UPIC, holders of subordinated securities sued the issuer for payment of principal and interest due on the securities, at a time when certain senior indebtedness of the issuer had also become due.  The court found that the holders have the right to bring an action for payment of principal and interest despite that, due to the subordination provisions in the indenture, the recoveries would be paid to the holders of senior indebtedness.  Among other things, the UPIC court based its decision on the following points (where UPIC is the plaintiff):

“The first is that UPIC’s right to bring an action to recover principal and interest under the Securities is guaranteed by operation of Section 316(b), and but for the Indenture’s subordination provisions, UPIC’s right to recover the principal and interest due and owing under the Securities would be absolute and unconditional…..The second is that the Indenture’s Subordination Clause is fully enforceable as against the Securityholders, including UPIC.”

In UPIC, the indenture also contained a section describing the relative rights of the holders of senior versus subordinated debt, as follows:

Mr. Jeffrey Riedler
August 23, 2011

“Nothing in this Indenture shall:

(1) impair, as between the Company and Securityholders, the obligation of the Company, which is absolute and unconditional, to pay principal of and interest on the Securities in accordance with their terms;

* * *

(3) prevent the Trustee or any Securityholder from exercising its available remedies upon a Default or Event of Default, subject to the rights of holders of Senior Indebtedness to receive distributions otherwise payable to Securityholders.”

The court stated that the relative rights provisions, when viewed in conjunction with the subordination clause, “serves to protect the relative rights of the holders of Senior Indebtedness as against those of the Securityholders, without impairing the Securityholders’ absolute and unconditional right to payment of principal of and interest on the Securities.”   Our indenture contains substantially similar provisions describing the relative rights of holders of debt.  Taken together, the subordination and relative rights provisions in our indenture will comply with Section 316(b).

Finally, Section 317(a) of the TIA provides that the trustee may take action on behalf of holders to recover principal and interest, and may file proofs of claim in connection with judicial proceedings on behalf of holders.  Section 317(a) of the TIA only serves to give the trustee standing and to permit the trustee to take actions on behalf of all holders to enforce their rights under the indenture and the TIA.  As the trustee acts as the agent of the holders, however, Section 317(a) does not provide any substantive protections to holders in addition to their rights under Section 316(b) or any other section of the TIA.  Because noteholders may unanimously consent to a modification of their rights under Section 316(b) of the TIA, it follows that the same restrictions may extend to actions taken by the trustee on behalf of noteholders pursuant to Section 317(a) of the TIA.

Use of Proceeds, page 28

8.
We are re-issuing prior comment 25.  Please revise your disclosure to indicate the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained.  This disclosure should quantify the amount to be used for each purpose at different levels of offering proceeds, including the portion of the proceeds that you will allocate to the purchase of new life insurance policies and expenses related to the acquisition of those policies.  For example, disclose how proceeds would be used if 100%, 50%, 25% and 10% of the total maximum proceeds were received.

RESPONSE:  The subject disclosure has been revised to include a table to demonstrate how proceeds would be allocated to various purposes if 100%, 50%, 25% and 10% of the total maximum proceeds were received.  See page 29 of Amendment No. 2.

Mr. Jeffrey Riedler
August 23, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2010 Compared to 2009
Revenue, page 35

9.
We note your response to prior comment 28 and your revised disclosure.  Please revise your disclosure for the 2011 interim period as previously requested.  Also, please expand your disclosure to discuss the change in underlying assumptions which resulted in the decrease in the discount rate, such as changes in market interest rates, the credit exposure to the insurance company that issued the life insurance policy, management’s estimate of the risk of premium an investor in the portfolio of policies would require, etc.

RESPONSE:  The disclosure regarding the change in the underlying assumptions which resulted in the decrease in the discount rate has been revised to clarify that the change was driven primarily by increasing demand for the types of life insurance policies we purchase.  See page 35 of Amendment No. 2.

Business

Our Portfolio and Operations, page 46

10.	In response to prior comment 35, you have revised your life insurance portfolio summary table on page 46. Please similarly revise your table on page 4.

RESPONSE:  We have revised the life insurance portfolio summary table on page 4 of Amendment No. 2 to match the comparable table on page 46 of Amendment No. 2.  In addition, both tables have been updated to reflect data as of June 30, 2011.

Plan of Distribution, page 84

11.
You disclose that the dealer manager will receive selling commissions ranging from 0.50% to 10.95% of the principal amount of the debenture sold in the offering, and a dealer manager fee ranging from 0.25% to 1.30% of the principal amount of the debenture sold in the offering depending upon the debentures’ maturity date.  Please expand your disclosure to provide tabular disclosure that illustrates how the specific selling commissions and dealer manager fees for this offering correspond to the debentures’ different maturity dates.

RESPONSE:  We have updated the Plan of Distribution to reflect changes to arrangements with the dealer manager and selling group members.  We now plan to provide the following: (i) a selling commission ranging from 0.50% to 7.00% of the principal amount of debentures sold, (ii) additional underwriting compensation ranging from 1.00% to 3.00% of the principal amount of debentures sold and (iii) a due diligence and issuer expenses allowance of up to 3.00% of the principal amount of debentures sold, each depending on the debentures’ maturity date.  These arrangements are described in more detail on pages 84 through 86 of Amendment No. 2.  In addition, we have added tabular disclosure showing the selling commissions, additional underwriting compensation and due diligence and issuer expenses according to maturity of the debentures sold, which we believe is responsive to your comment.  See page 85 of Amendment No. 2.

Mr. Jeffrey Riedler
August 23, 2011

12.
On page 85, you disclose that you may issue warrants for the purchase of your common stock to the dealer manager or other members of the selling group.  Please disclose the circumstances under which the warrants will be issued, including the potential number of warrants, the exercise price of the warrants and when such warrants will be issued.  Please also revise your table at the bottom of page 84 to include these warrants.  See Item 508(e) of Regulation S-K.

RESPONSE:  We no longer plan to issue warrants for the purchase of our common stock to the dealer manager or other members of the selling group.  Therefore, we have removed the subject disclosure from the Registration Statement.

Consolidated Financial Statements

13.	Please update your financial statements as required by Item 8-08 of Regulation S-X.

RESPONSE:  We have revised the financial statements to include unaudited financial statements for the fiscal quarter ended June 30, 2011, as required by Item 8-08 of Regulation S-X.

Note 6. Notes receivable from related parties, page F-16

14.
We note your response to prior comment 52 and the related revised disclosure.  In response to prior comment 45, it appears the advances and cumulative interest owed will be repaid.  Please clarify whether the interest payments accrued on these advances subsequent to January 1, 2011 will be repaid in cash or from services rendered.  In addition, please provide us the accounting guidance you referenced to support your equity classification of the notes receivables by related parties as previously requested.

RESPONSE:  The interest payments accrued on the advances to members subsequent to January 1, 2011 are consideration for services rendered.

We referenced FASB 272-10-45-5 Limited Liability Entities – Presentation of the Equity Section of the Statement of Financial Position in support of our equity classification for the notes receivable from related parties.  The receivables were to amounts due from members for capital contributions, and the amounts were not expected to “be paid in a reasonably short period of time” when the balance sheets were prepared for December 31, 2009, and December 31, 2010.  As a result these amounts should be (and were) classified as deficit, or contra-equity amounts, within the equity section of the balance sheet for a limited liability company.  These balances were repaid by the members on July 27, 2011, as part of the process of converting the Company to a corporation.  See our revised disclosure on page F-17 of Amendment No. 2.

15.
We note your response to prior comment 53.  Please revise your disclosure to clarify why the amount due from the affiliate was fully reserved in 2008 and quantify the amount of bad debt expense recorded in each period presented. Disclose why the balance of the receivable decreased by $680,600 in 2010 when you had loss recoveries of only $20,000 in 2010.  Also, you disclose that no losses were recorded since 2008 yet you state that in 2010 you recovered $20,000 of your losses recognized during 2009.  Please revise you filing to correct the inconsistency.

Mr. Jeffrey Riedler
August 23, 2011

RESPONSE:  As of December 31, 2010, December 31, 2009 and June 30, 2011 (unaudited), the Company had receivables, including principal and interest, totaling $5,660,600, $5,680,600 and $5,660,600, respectively, due from parties that were fully reserved.  During 2009, $300,000 of the fully reserved receivables were collected and reported as a recovery of loss, and an additional $148,473 of interest was accrued and charged to the reserve.  We discontinued the accrual of additional interest during 2009.  During 2010, $20,000 of the fully reserved receivables were collected and reported as a recovery of loss.  See page F-17 of Amendment No. 2.

Note 10. Noncontrolling interest
GWC Life, page F-19

16.
Please revise your disclosure, and explain to us, how the amount of loss allocated to ISF in 2009 and 2010 was determined.  Tell us why the amount allocated to ISF appears to be significantly higher than their capital contributions each year.

RESPONSE:  The amount of loss of allocated to ISF in 2009 and 2010 is the result of non-deductible expenses for tax purposes, which are significantly higher than the capital contributions from ISF.  See our revised disclosure on pages F-19 and F-20 of Amendment No. 2.

Note 11. Income taxes, page F-20

17.
We note your response to prior comment 54.  Please revise your historical Consolidated Statements of Operations to present pro forma tax and EPS data the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.  The pro forma tax expense should be calculated based on the statutory rate in effect during the period.

RESPONSE:  Page F-21 of Amendment No. 2 has been revised to include to the pro forma information for the requested periods.

*   *   *   *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Riedler
August 23, 2011

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com; or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@gwglife.com.

Very truly yours,

/s/ Paul Chestovich

Paul D. Chestovich

cc: (via email):	Jon R. Sabes Jon Gangelhoff Martin R. Rosenbaum

Exhibit A

[On behalf of GWG Holdings, Inc. and pursuant to 17 C.F.R. Section 200.83 (“Rule 83”), confidential treatment has been requested for this Exhibit, which is identified by Bates numbers GWG0001 through GWG0006 in the FOIA Confidential Treatment Request.]